UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Seres Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

81750R102

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel Corporate

Facsimile: 01-41-21-924-2821

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81750R102

1.	Name of Reporting Person Nestle Health Science US Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 81750R102

1.	Name of Reporting Person NIMCO US, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 81750R102

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,594,038
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,594,038

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,594,038 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.1%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)

This number reflects the 98,000 shares of Common Stock that Grégory Behar, the Deputy Executive Vice President of Nestlé S.A., acquired pursuant to options to acquire such shares. All options granted to Mr. Behar have vested as of or will vest within 60 days of the date of this Schedule 13D. Nestlé S.A is the beneficial owner of all options held by Mr. Behar.

(2)

Based upon a total of 124,008,086 shares of Common Stock outstanding as of July 5, 2022, as reported by the Issuer in a prospectus supplement (File No. 333-244401) filed with the Securities and Exchange Commission on June 30, 2022 after the closing of the offering and concurrent placement as reported by the Issuer in the Form 8-K filed with the Securities and Exchange Commission on June 30, 2022 (File No. 001-37465).

CUSIP No. 81750R102

1.	Name of Reporting Person Nestlé US Holdco, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 81750R102

1.	Name of Reporting Person Société des Produits Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,496,038
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,496,038

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,496,038
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.0% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 124,008,086 shares of Common Stock outstanding as of July 5, 2022, as reported by the Issuer in a prospectus supplement (File No. 333-244401) filed with the Securities and Exchange Commission on June 30, 2022 after the closing of the offering and concurrent placement as reported by the Issuer in the Form 8-K filed with the Securities and Exchange Commission on June 30, 2022 (File No. 001-37465).

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 (this “Amendment”) amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2018, as amended by Amendment No. 1 filed with the SEC on August 19, 2020 (the “Original Schedule 13D”), by the Reporting Persons relating to the Common Stock of Seres Therapeutics, Inc. (the “Issuer”). This Amendment amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On July 18, 2022, pursuant to a certain Share Transfer Agreement, dated April 29, 2022 (the “Share Transfer Agreement”), Nestlé Health Science US Holdings, Inc. (“NHS”) transferred, assigned and delivered its 6,537,036 shares of Common Stock of the Issuer to Société des Produits Nestlé S.A., a Swiss société anonyme (“SPN”) in exchange for $31,835,365.32, the fair market value of the Common Stock as of the closing date, calculated using the closing price of the shares on the Nasdaq Stock Exchange on the day immediately prior to the closing date. SPN purchased the shares of Common Stock with available cash. The 6,537,036 shares of Common Stock were directly held by NHS, which is a wholly-owned subsidiary of NIMCO US, Inc. (“NIMCO”). NIMCO, in turn, is a wholly-owned subsidiary of Nestlé US Holdco, Inc. (“Nestlé US Holdco”), which is a wholly-owned subsidiary of SPN. The ultimate parent company of NHS, NIMCO, Nestlé US Holdco and SPN is Nestlé S.A.

Following the transfer of shares of Common Stock, NHS no longer directly holds any shares of the Issuer’s Common Stock and NIMCO and Nestlé US Holdco no longer indirectly hold any shares of the Issuer’s Common Stock. Accordingly, the Original Schedule 13D is amended by this Amendment to remove NHS, NIMCO and Nestlé US Holdco as Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On July 18, 2022, pursuant to the Share Transfer Agreement, NHS transferred, assigned and delivered its 6,537,036 shares of Common Stock of the Issuer to SPN in exchange for $31,835,365.32, the fair market value of the Common Stock as of the closing date, calculated using the closing price of the shares on the Nasdaq Stock Exchange on the day immediately prior to the closing date. NHS transferred the shares of Common Stock to align the ownership structure of the investment in the Issuer with more recent investment strategies. The 6,537,036 shares of Common Stock were directly held by NHS, which is a wholly-owned subsidiary of NIMCO. NIMCO, in turn, is a wholly-owned subsidiary of Nestlé US Holdco, which is a wholly-owned subsidiary of SPN. The ultimate parent company of NHS, NIMCO, Nestlé US Holdco and SPN is Nestlé S.A.

Following the transfer of shares of Common Stock, NHS no longer holds any shares of the Issuer’s Common Stock and NIMCO and Nestlé US Holdco no longer indirectly hold any shares of the Issuer’s Common Stock. Accordingly, the Original Schedule 13D is amended by this Amendment to remove NHS, NIMCO and Nestlé US Holdco as Reporting Persons.

Item 5. Interest in Securities of the Issuer

The first three paragraphs of Item 5(a) – (b) of the Original Schedule 13D are hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference. The 6,537,036 shares of Common Stock acquired pursuant to the Share Transfer Agreement reported on this Amendment are directly held by SPN, which is a wholly-owned subsidiary of Nestlé S.A. Based upon information contained in a prospectus supplement (File No. 333-244401) filed with the SEC on June 30, 2022 and a Form 8-K filed with the SEC on June 30, 2022 (File No. 001-37465), the total issued and outstanding shares of Common Stock held by SPN comprises approximately 6.0% of the Issuer’s issued and outstanding Common Stock.

Additionally, Grégory Behar has received a grant of options to acquire 98,000 shares of Common Stock, all of which have vested or will vest within 60 days of the date of this Amendment. Nestlé S.A is the beneficial owner of all options held by Mr. Behar. Based upon information contained in a prospectus supplement (File No. 333-244401) filed with the SEC on June 30, 2022 and a Form 8-K filed with the SEC on June 30, 2022 (File No. 001-37465), the total issued and outstanding shares of Common Stock held by Nestlé S.A. comprises approximately 6.1% of the Issuer’s issued and outstanding Common Stock.

Except for the shares of Common Stock owned by SPN and the options held by Mr. Behar described in this Item 5, none of the Reporting Persons beneficially owns any other securities of the Issuer.

(e) Following the transfer of shares of Common Stock on July 18, 2022, NHS no longer directly holds any shares of the Issuer’s Common Stock and NIMCO and Nestlé US Holdco no longer indirectly hold any shares of the Issuer’s Common Stock. Accordingly, the Original Schedule 13D is amended by this Amendment to remove NHS, NIMCO and Nestlé US Holdco as Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Share Transfer Agreement

On July 18, 2022, pursuant the Share Transfer Agreement, NHS transferred, assigned and delivered its 6,537,036 shares of Common Stock of the Issuer to SPN in exchange for $31,835,365.32, the fair market value of the Common Stock as of the closing date, calculated using the closing price of the shares on the Nasdaq Stock Exchange on the day immediately prior to the closing date. The Share Transfer Agreement contained customary representations, warranties and covenants by, among and for the benefit of the parties.

The 6,537,036 shares of Common Stock were directly held by NHS, which is a wholly-owned subsidiary of NIMCO. NIMCO, in turn, is a wholly-owned subsidiary of Nestlé US Holdco, which is a wholly-owned subsidiary of SPN. The ultimate parent company of NHS, NIMCO, Nestlé US Holdco and SPN is Nestlé S.A.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 3	Share Transfer Agreement, dated April 29, 2022, by and between Nestlé Health Science US Holdings, Inc. and Société des Produits Nestlé S.A. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 22, 2022

NESTLE HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ Andrew Glass
Name: Andrew Glass
Title: Secretary

NIMCO US, INC.

By:	/s/ Andrew Glass
Name: Andrew Glass
Title: Vice President, Deputy General Counsel & Secretary

NESTLÉ S.A.

By:	/s/ Gregory Behar
Name: Gregory Behar
Title: Deputy Executive Vice President

NESTLÉ US HOLDCO, INC.

By:	/s/ Andrew Glass
Name: Andrew Glass
Title: Vice President, Deputy General Counsel & Secretary

SOCIETE DES PRODUITS NESTLE S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Vice President